EXHIBIT 12
Ratio of Earnings to Fixed Charges Computation

	Year Ended December 31,
	2006	2005	2004	2003	2002
	(In millions except ratio of earnings to fixed charges)
Earnings:

Income from continuing operations before income taxes and minority interest	$475.8	$248.7	$113.8	$104.5	$0.3

Portion of rents representative of interest expense	14.9	8.7	6.1	5.9	3.0
Interest on indebtedness, including amortization of deferred loan costs	78.4	88.1	103.3	116.0	124.0
Amortization of capitalized interest
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(0.6)	(5.6)	(3.8)	(2.8)	(2.1)

Earnings, as adjusted	568.4	339.9	219.4	223.6	125.2

Fixed Charges:

Portion of rents representative of interest expense	$14.9	$8.7	$6.1	$5.9	$3.0
Interest on indebtedness, including amortization of deferred loan costs	78.3	88.1	103.3	116.0	124.0
Capitalized interest	0.0	0.5	1.2	1.2	1.9

Total fixed charges	$93.2	$97.3	$110.6	$123.1	$128.9

Ratio of earnings to fixed charges	6.10x	3.49x	1.98x	1.82x	—

For the year ended December 31, 2002, our earnings were inadequate to cover our fixed charges by $3.7 million.